Exhibit 99.4

Summary of Oral Agreement between S.D.S. Wholesale and Shopathomekids.com, Inc.

On July 15, 2000 Shopathomekids.com, Inc., represented by its president Lewis Prowse II, and S.D.S. Wholesale represented by Scott Goff, its president entered into and Oral Agreement where S.D.S. Wholesale agreed to provide products for Shopathomekids.com, Inc. that would be sold through their internet web site. Both companies agreed that there would be no minimum purchases required for the agreement to begin and that all products supplied would be on an as needed basis when products are ordered through the web site of Shopathomekids.com.